## Conectiv Energy Holding, Inc. Parent
## Balance Sheet
### *(Dollars in Thousands)*
### *Unaudited*

|  | Actual<br>March 31, 2003 |
|---|---|
| **ASSETS** | |
| **Accounts Receivable** | * |
| **Note Receivable for Associated Companies** | * |
| **Investment in Consolidated Companies** | * |
| **Total Assets** | * |
| | |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **Interest and Taxes Accrued** | * |
| **Capitalization** | |
| Conectiv common stock | * |
| Additional paid-in capital | * |
| Other comprehensive income | * |
| Retained earnings | * |
| Total equity | * |
| Conectiv money pool loan | * |
| Total capitalization | * |
| **Total Capitalization and Liabilities** | * |

\* Filed under request for confidential treatment pursuant to Rule 104(b) of the
 Public Utility Holding Company Act of 1935.